                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF DECEMBER, 2002


                                   CAMTEK LTD.
                 (Translation of Registrant's Name into English)


                          RAMAT GAVRIEL INDUSTRIAL ZONE
                                  P.O. BOX 544
                               MIGDAL HAEMEK 23150
                                     ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.    Form 20-F  [X]     Form 40-F  [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of
1934.   Yes [ ]    No [X]

         Attached hereto as Exhibit 99.1 and incorporated by reference herein is the Registrant's Proxy Statement for its Annual General Meeting of Shareholders to be held on December 26, 2002.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    CAMTEK LTD.
                                    (Registrant)


                                    By: /s/ Rafi Amit
                                       -----------------------------
                                        Rafi Amit,
                                        CHIEF EXECUTIVE OFFICER



Dated:  December 4, 2002

                                  EXHIBIT INDEX


99.1 Proxy Statement for Camtek Ltd.'s Annual General Meeting of Shareholders to be held on December 26, 2002.